SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 9)

Canadian National Railway Company
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

136375102
(CUSIP Number)

Mr. Christopher Hohn
TCI Fund Management Limited
7 Clifford St
London W1S 2FT, United Kingdom
44 20 7440 2330 with a copy to: Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2024
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 136375102	13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON TCI Fund Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,719,677
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,719,677
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 32,719,677
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 136375102	13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Christopher Hohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,719,677
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,719,677
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 32,719,677
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 136375102	13D/A	Page 4 of 7 Pages

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned ("Amendment No. 9"). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 9 have the meanings set forth in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The 32,719,677 Shares reported herein as beneficially owned by the Reporting Persons were purchased using working capital of the TCI Funds and Accounts at an aggregate cost of approximately $3,278,812,589, excluding brokerage commissions.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 628,800,000 Shares outstanding which is the number of Shares reported to be outstanding as of October 22, 2024, as reported in the Company's Form 6-K filed with the Securities and Exchange Commission (the "SEC") on October 22, 2024.

As of the close of business on November 1, 2024, the Reporting Persons may be deemed to beneficially own 32,719,677 Shares, representing approximately 5.2% of the Shares outstanding.

TCIF UK is the investment manager of the TCI Funds and Accounts. Christopher Hohn is the Managing Director of TCIF UK. By reason of the provisions of Rule 13d-3 of the Act, Mr. Hohn may be deemed to beneficially own the Shares held by the TCI Funds and Accounts.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Shares reported herein.

(b) The Reporting Persons have shared voting and dispositive power over 32,719,677 Shares.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

CUSIP No. 136375102	13D/A	Page 5 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2024

TCI Fund Management Limited

/s/ Christopher Hohn
Name: Christopher Hohn
Title: Managing Director

/s/ Christopher Hohn
Christopher Hohn

CUSIP No. 136375102	13D/A	Page 6 of 7 Pages

Schedule A

Transactions in the Shares of the Company During the Last 60 Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Persons as of the close of business on November 1, 2024. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions. The price reported in the column Price Per Share ($) is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

9/18/2024	(100,400)	159.687	159.245 - 160.240	*
9/18/2024	(43,000)	160.427	160.245 - 161.220	*
9/19/2024	(200,850)	161.226	160.500 - 161.490	*
9/19/2024	(24,150)	161.767	161.500 - 162.450	*
9/20/2024	(105,359)	157.507	157.040 - 158.040	*
9/20/2024	(299,109)	158.722	158.041 - 159.040	*
9/20/2024	(15,632)	159.169	159.045 - 159.410	*
9/20/2024	(4,900)	160.750	160.750 - 160.750	*
9/23/2024	(183,278)	158.129	157.570 - 158.560	*
9/23/2024	(31,722)	158.766	158.570 - 159.000	*
9/24/2024	(174,534)	158.793	158.130 - 159.128	*
9/24/2024	(8,866)	159.162	159.130 - 159.225	*
9/25/2024	(73,970)	156.222	156.060 - 157.000	*
9/25/2024	(29,700)	157.589	157.110 - 158.050	*
9/25/2024	(14,730)	158.272	158.060 - 158.580	*
9/26/2024	(122,406)	157.214	156.500 - 157.497	*
9/26/2024	(74,602)	157.704	157.500 - 157.934	*
9/27/2024	(88,712)	157.661	157.020 - 158.019	*
9/27/2024	(96,898)	158.362	158.020 - 159.009	*
9/27/2024	(4,390)	159.118	159.020 - 159.210	*
9/30/2024	(47,362)	157.166	156.450 - 157.440	*
9/30/2024	(52,538)	157.833	157.450 - 158.440	*
9/30/2024	(100)	158.460	158.460 - 158.460	*
10/1/2024	(32,300)	116.703	115.890 - 116.836
10/1/2024	(20,000)	117.107	117.107 - 117.107
10/1/2024	(30,400)	157.146	156.500 - 157.490	*
10/1/2024	(59,600)	157.940	157.500 - 158.290	*
10/2/2024	(73,900)	116.134	116.000 - 116.370
10/2/2024	(72,587)	156.848	156.360 - 157.355	*
10/2/2024	(12,413)	157.716	157.360 - 158.280	*
10/17/2024	(133,473)	157.462	156.810 - 157.805	*
10/17/2024	(70,415)	158.222	157.810 - 158.805	*
10/17/2024	(12,012)	158.998	158.810 - 159.420	*
10/18/2024	(66,400)	156.605	156.112 - 157.080	*
10/18/2024	(106,100)	157.604	157.140 - 158.083	*

CUSIP No. 136375102	13D/A	Page 7 of 7 Pages

10/21/2024	(110,296)	155.616	155.130 - 156.125	*
10/21/2024	(62,904)	156.530	156.130 - 157.120	*
10/21/2024	(11,800)	157.349	157.130 - 157.600	*
10/22/2024	(213,699)	154.327	153.860 - 154.850	*
10/22/2024	(29,301)	155.267	154.864 - 155.780	*
10/23/2024	(43,498)	112.506	112.050 - 113.010
10/23/2024	(106,502)	113.974	113.050 - 114.810
10/23/2024	(30,000)	155.242	154.865 - 155.795	*
10/23/2024	(120,000)	157.642	157.642 - 157.642	*
10/24/2024	(207,253)	153.391	152.890 - 153.888	*
10/24/2024	(12,747)	154.231	153.891 - 154.862	*
10/25/2024	(79,682)	111.141	110.630 - 111.620
10/25/2024	(318)	111.643	111.630 - 111.650
10/25/2024	(63,900)	154.296	153.750 - 154.740	*
10/25/2024	(11,100)	154.836	154.750 - 154.960	*
10/28/2024	(70,000)	111.326	110.840 - 111.710
10/28/2024	(71,815)	154.499	153.890 - 154.860	*
10/28/2024	(23,185)	155.129	154.895 - 155.460	*
10/29/2024	(88,483)	110.627	110.210 - 111.200
10/29/2024	(6,517)	111.335	111.210 - 111.470
10/29/2024	(109,249)	153.830	153.420 - 154.418	*
10/29/2024	(30,751)	154.595	154.420 - 154.950	*
10/30/2024	(92,684)	152.880	152.410 - 153.400	*
10/30/2024	(57,316)	153.639	153.410 - 153.940	*
10/31/2024	(156,700)	150.633	150.170 - 151.160	*
10/31/2024	(8,300)	151.213	151.170 - 151.400	*
11/1/2024	(193,683)	150.760	150.140 - 151.130	*
11/1/2024	(16,317)	151.304	151.140 - 151.500	*

* Trades executed in Canadian dollars.